SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 25, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K contains (i) an Opinion of Homburger AG, Swiss counsel to UBS AG and a Consent of Homburger AG, Swiss counsel to UBS AG, (ii) an Opinion of Sullivan & Cromwell LLP, special U.S. tax counsel to UBS AG and a Consent of Sullivan & Cromwell LLP, special U.S. tax counsel to UBS AG, (iii) an Opinion of Homburger AG, special Swiss tax counsel to UBS AG and a Consent of Homburger AG, special Swiss tax counsel to UBS AG and (iv) Instruments (an Excerpt of Board Minutes and the English translation of a Circular Resolution) evidencing the tradable entitlements, all of which appear as exhibits hereto and are incorporated into this Form 6-K as if set forth in full herein. All of the Opinions, Consents and Instruments above are filed herewith as exhibits to the Registration Statement of UBS AG on Form F-3 filed on April 8, 2008 (File No. 333-150143).

Exhibit Index
1.	Opinion of Homburger AG, Swiss counsel to UBS AG

2.	Consent of Homburger AG, Swiss counsel to UBS AG (included in Opinion of Homburger AG, Swiss counsel to UBS AG)

3.	Opinion of Sullivan & Cromwell LLP, special U.S. tax counsel to UBS AG

4.	Consent of Sullivan & Cromwell LLP, special U.S. tax counsel to UBS AG (included in Opinion of Sullivan & Cromwell LLP, special U.S. tax counsel to UBS AG)

5.	Opinion of Homburger AG, special Swiss tax counsel to UBS AG

6.	Consent of Homburger AG, special Swiss tax counsel to UBS AG (included in Opinion of Homburger AG, special Swiss tax counsel to UBS AG)

7.	Excerpt of Board Minutes and the English Translation of Circular Resolution evidencing the tradable entitlements

INCORPORATION BY REFERENCE
     This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (Registration Number: 333-150143) of UBS AG and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber

	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole

	Name:	Niall O’Toole
	Title:	Executive Director
Date: April 25, 2008